



Colive, Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $50,000

Offering End Date: April 18, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Colive, Inc.

Founded: September 25, 2018

Address: 2035 Sunset Lake Road, Suite B-2
Newark, DE 19702

Industry: Fruit Oil Refining & Blending

Employees: 1

Website: https://coliveoil.com/

Use of Funds Allocation:

If the maximum raise is met:

$47,750 (95.50%) – of the proceeds will go towards working capital- marketing and inventory
$2,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,065 Followers





Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$83,151	$61,301	$94,775
Cash & Cash Equivalents	$55,725	$28,796	$48,051
Accounts Receivable	-$74	$8,228	$46,537
Short-term Debt	$49,476	$0	$600
Long-term Debt	$0	$0	$29,614
Revenue	$117,432	$91,270	$120,943
Cost of Goods Sold	$84,055	$66,910	$23,870
Taxes	$0	$0	$0
Net Income	-$45,348	$11,392	-$13,784

Recognition:

Colive, Inc. (DBA Colive) products have been in 502 Whole Foods stores nationwide for nearly 2 years and their company experienced 35%+ growth in its first year. They also have over a thousand 5-star reviews! Their first SMBX raise supercharged their growth, so they're seeking more investment to increase inventory and marketing to meet demand and reach new customers.

About:

Colive, Inc. (DBA Colive) crafts an artisan olive oil from the freshest olives. They partner with family farms on both sides of armed conflicts to nurture peace between them. The farmers grow the olives sustainably for the planet. Colive boasts a complex, bright flavor perfect for dipping and drizzling.

For more information, contact our Customer Support Team at support@thesmbx.com

